CERTIFICATE OF NOTIFICATION

                                    Filed by

                            MISSISSIPPI POWER COMPANY

Pursuant to order of the Securities and Exchange Commission dated April 18, 2003 in the matter of File No. 70-10094.

                                 --------------

Mississippi Power Company (the "Company") hereby certifies to said Commission, pursuant to Rule 24, as follows:

         1. On April 29, 2003, the issuance by the Company of $90,000,000 aggregate principal amount of its Series E 5 5/8% Senior Notes due May 1, 2033 (the "Series E Notes"), pursuant to the Fifth Supplemental Indenture dated as of April 29, 2003, supplementing the Senior Note Indenture dated as of May 1, 1998 between the Company and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company), as Trustee, was carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said order with respect thereto.

         2. Filed herewith are the following exhibits:

         Exhibit A       -- Prospectus supplement with respect to the
                            Series E Notes, dated April 24, 2003. (Filed electronically April 25, 2003, in File Nos. 333-45069, 333-45069-01 and 333-45069-02.)

         Exhibit B       -- Underwriting Agreement with respect to the
                            Series E Notes dated April 24, 2003. (Designated in Form 8-K dated April 24, 2003 as Exhibit 1.)

         Exhibit C       -- Fifth Supplemental Indenture dated as of April
                            29, 2003 to the Senior Note Indenture dated as of May 1, 1998 between the Company and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company), as Trustee. (Designated in Form 8-K dated April 24, 2003, as Exhibit 4.2.)

         Exhibit D       -- Opinion of Balch & Bingham LLP, dated May 9, 2003.



Dated: May 9, 2003                                   MISSISSIPPI POWER COMPANY



                                                     By /s/Wayne Boston
                                                          Wayne Boston
                                                      Assistant Secretary